Mail Stop 4561


      November 3, 2005



By U.S. Mail and Facsimile (202) 966-9409

David J. O`Connor
President and Chief Executive Officer
NEBS Bancshares, Inc.
660 Enfield Street
Enfield, Connecticut  06082

Re:	NEBS Bancshares, Inc.
      Amendment Number One to Registration Statement on Form SB-2
      Filed October 26, 2005
	File No. 333-128277


Dear Mr. O`Connor:

   We have reviewed your response to our comment letter dated
October
11, 2005 and have the following comment. Please be as detailed as necessary in your explanation. In our comment, we have asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Financial Statements

Note 3 - Investment in Available-for-Sale Securities, page F-14

1. We note your revised disclosure on page F-16 in response to comment 12 of our letter dated October 11, 2005. Please provide us with your comprehensive analysis based on the factors described in SAB Topic 5.M explaining your basis for concluding that your investment in bond mutual funds were not other than temporarily impaired as of March 31, 2005 and June 30, 2005. In your analysis, explain how you determined that you have the intent and ability to retain these investments for a period of time sufficient to allow for any anticipated recovery in market value in light of the fact that these are equity investments for which there are no contractual provisions for a return of your principal investment. Please tell us the time period you estimate until the forecasted recovery of fair value up to the cost of the investment and your basis for that estimate.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Nancy Maloney, Staff Accountant, at (202)
551-
3427 or Joyce Sweeney, Accounting Branch Chief, at (202) 551-3449 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Jessica Livingston,
Staff Attorney, at (202) 551-3448 or me at (202) 551-3491 with any other questions.


								Sincerely,



								Todd Schiffman
								Assistant Director



cc:	Lawrence M.F. Spacaszsi
      Scott A. Brown
	Muldoon, Murphy & Aguggia LLP
	5101 Wisconsin Avenue, NW
	Washington, DC  20016



David J. O'Connor
NEBS Bancshares, Inc.
November 3, 2005
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